EXHIBIT 2

Dividends

Circuit City stores intends to pay dividends on the Circuit City common stock after the separation at an initial quarterly rate of $0.0175 per share. Dividends on the Circuit City common stock will be limited to legally available assets under Virginia law and will be payable at the discretion of the Circuit City Stores board of directors. Payment will be based primarily upon the financial condition, results of operations and business requirements of Circuit City Stores after the CarMax Separation.

DESCRIPTION OF CIRCUIT CITY STORES CAPITAL STOCK AFTER THE SEPARATION

The following is a description of the material terms of Circuit City Stores capital stock. You are urged to also read the our articles of incorporation and bylaws in their entirety. For information on how you can obtain copies of these documents, see “Where You Can Find More Information.”

Authorized Capital Stock

After the separation and the effectiveness of the Clean-Up Amendment, Circuit City Stores’ authorized capital stock will consist of 2,000,000 shares of preferred stock, par value $20 per share, and 525,000,000 shares of common stock, par value $0.50 per share. Based on information available to Circuit City Stores as of July 22, 2002, it is estimated that approximately 210 million shares of Circuit City common stock will be outstanding immediately after the separation (assuming no options to purchase shares of Circuit City Group Common Stock are exercised before the separation). No shares of Circuit City preferred stock would be outstanding.

Circuit City Common Stock

The holders of Circuit City common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Circuit City Stores board of directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of Circuit City common stock will possess all of the voting power. The Circuit City Stores articles of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Circuit City preferred stock created by the Circuit City Stores board of directors from time to time, the holders of Circuit City common stock will be entitled to such dividends as may be declared from time to time by the Circuit City Stores board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of Circuit City common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future. For a more complete discussion of the Circuit City Stores dividend policy, see the subheading “Dividends” in the comparison of rights table on page 36.

Circuit City Preferred Stock

Circuit City Stores’ articles of incorporation authorize the Circuit City Stores board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number the Circuit City Stores board of directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Circuit City Stores’ affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Circuit City Stores or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series, subject to the limit that no share may have more than one vote.

Circuit City Stores believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Circuit City preferred stock, as well as shares of Circuit City common stock, will be available for issuance without further action by its shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which Circuit City Stores’ securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock, or in the amount of voting securities, outstanding. The NYSE does not require approval for issuances for cash in public offerings and some private offerings. If the approval of Circuit City Stores’ shareholders is not required for the issuance of shares of its preferred stock or common stock, the Circuit City Stores board of directors may determine not to seek shareholder approval.

Although Circuit City Stores believes its board of directors will have no intention of immediately doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The Circuit City Stores board of directors will make any determination to issue the shares of preferred stock based on its judgment as to the best interests of Circuit City Stores and its shareholders. The Circuit City Stores board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Circuit City Stores board of directors, including a tender offer or other transaction that some, or a majority, of Circuit City Stores’ shareholders might believe to be in their best interests or in which its shareholders might receive a premium for their stock over the then-current market price of Circuit City common stock. For a more complete discussion of the Circuit City Stores rights plan, see “Shareholders Rights Plan.”

Preemptive Rights

Neither the holders of common stock nor of any series of preferred stock of Circuit City Stores will be entitled to any preemptive or other subscription rights.

Shareholders Rights Plan

The following discussion of Circuit City Stores’ shareholders rights plan assumes that, effective upon the CarMax Separation, the plan will have been amended to remove all provisions relating to the CarMax Group Common Stock and will, therefore, relate to only one series of common stock.

Under Circuit City Stores’ shareholders rights plan, each outstanding share of Circuit City common stock has associated with it a right to purchase one eight-hundredth of a share of Circuit City Stores’ Series E Preferred Stock at a purchase price of $125, subject to adjustment.

The purpose of the rights plan is to:

•	give the Circuit City Stores board of directors the opportunity to negotiate with any persons seeking to obtain control of Circuit City Stores;

•	deter acquisitions of Circuit City common stock, without assurance of fair and equal treatment of all of Circuit City Stores’ shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of Circuit City common stock, to be in a position to block an action sought to be taken by Circuit City Stores’ shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire Circuit City Stores on terms not approved by Circuit City Stores’ board of directors and therefore would significantly increase the price that person would have to pay to acquire Circuit City Stores. Circuit City Stores’ rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and Circuit City Stores would issue separate certificates representing the rights, which would trade separately from Circuit City common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the Circuit City Stores board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under Circuit City Stores’ shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Circuit City common stock.

If any person or group of persons becomes an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of Circuit City common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons becomes an acquiring person, if:

•	Circuit City Stores merges or enters into any similar business combination and Circuit City Stores is not the surviving corporation,

•
another entity merges or enters into any similar transaction with Circuit City Stores, and Circuit City Stores is the surviving corporation but all or part of Circuit City’s common stock is converted or exchanged for other securities, cash or property,

•	Circuit City Stores enters into a statutory share exchange, or

•	50% or more of the assets or earning power of Circuit City Stores is sold or transferred,

then following the distribution date, each holder of a right will be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons becomes an acquiring person, Circuit City Stores’ board of directors may redeem all of the rights at a redemption price of $0.005 per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons becomes an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of Circuit City common stock, Circuit City Stores may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of Circuit City common stock or one eight-hundredth of a share of Series E preferred stock per Circuit City right.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Circuit City Stores, including, without limitation, the right to vote or to receive dividends. After exercise, each one eight-hundredth of a share of Series E preferred stock will be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the Circuit City common stock or $0.005,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $125 or the market price of the Circuit City common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which Circuit City common stock is exchanged, the same amount received per share of Circuit City common stock.

The rights will expire on April 14, 2008, unless earlier exercised by a holder or redeemed by Circuit City Stores.

Provisions of Circuit City Stores’ shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons becomes an acquiring person, Circuit City Stores may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, Circuit City Stores may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights will not be taxable to shareholders or to Circuit City Stores, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of Circuit City Stores or for common stock of an acquiring person, as described above, or are redeemed.

Anti-Takeover Considerations, Circuit City Stores’ Articles of Incorporation and Bylaws

The following discussion concerns material provisions of Virginia law and Circuit City Stores’ articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control

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of Circuit City Stores. The anti-takeover aspects of the Circuit City Stores shareholders rights plan have been described above.

Anti-Takeover Statutes

Circuit City Stores is subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth,

•	one-third, or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Circuit City Stores is also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares, and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Financing Arrangements

Some of Circuit City Stores’ financing arrangements permit the termination of those arrangements and the acceleration of Circuit City Stores’ borrowings or other obligations thereunder if:

•	any person or group becomes, or acquires the right to become, the beneficial owner of stock representing 50% or more of the combined voting power of Circuit City Stores’ outstanding voting stock, or

•
a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than two-thirds of those directors) cease to constitute a majority of the Circuit City Stores board of directors.

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Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Circuit City Stores’ board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of Circuit City Stores’ board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of Circuit City Stores’ board of directors. The classification provisions of Circuit City Stores’ articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Circuit City Stores.

Circuit City Stores’ bylaws provide that the number of members of its board of directors shall be 13. Under Virginia law, Circuit City Stores’ board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under Circuit City Stores’ articles of incorporation, its total number of directors may not exceed 17, and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.

Under Virginia law, a member of Circuit City Stores’ board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

Circuit City Stores’ bylaws provide that any vacancy occurring on its board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by Circuit City Stores’ shareholders,

•	by the remaining directors, or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

Circuit City Stores’ bylaws provide that special meetings of shareholders may be called only by the chairman of its board of directors, its president or its board of directors.

Shareholder Nominations and Proposals

Circuit City Stores’ bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

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•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated,

•	a representation that the shareholder is a holder of record of stock in Circuit City Stores entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

•	the consent of each nominee to serve as a director of Circuit City Stores if so elected.

Circuit City Stores’ bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held, or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business,

•	the class and number of shares of stock of Circuit City Stores beneficially owned by such shareholder,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Liability of Officers and Directors

The Circuit City Stores articles of incorporation limit or eliminate the liability of its directors and officers to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. will act as the stock transfer agent, rights agent and registrar for Circuit City common stock.

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